



ADB
50 YEARS

Our Ref: TR/150.01/ML-17-020
Your Ref: SEC File No. 83-2
21 December 2017

File Desk, Room 1004
United States Securities &
Exchange Commission
100 F. Street, NE
Washington DC 20549

SEC
Mail Processing
Section
DEC 26 2017
Washington DC
408

Dear Sir/Madam,

Re: Section 11(a) of the Asian Development Bank Act
Regulation AD Rule 2(a)

With reference to our letter dated 7 November 2017 submitting our report for the quarter ending 30 September 2017 filed in accordance with captioned Regulation, enclosed are two (2) copies of the Bank's Quarterly Financial Statements for the quarter ended 30 September 2017 which were approved by the Bank's Board of Directors on 13 December 2017.

Sincerely,

MARIA A. LOMOTAN
Assistant Treasurer

Encl.: a/s

Cc: Mr. Jeffrey D. Karpf
Ms. Elizabeth Chang
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006

Mr. Christopher Stephens
General Counsel

ASIAN DEVELOPMENT BANK
6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444
www.adb.org